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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

August 7, 2014

Re:	Comcast Corporation Amendment No. 1 to Form S-4 Filed March 23, 2014 File No. 333-194698

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Dear Mr. Spirgel:

On behalf of Comcast Corporation (“Comcast”), we hereby submit Comcast’s responses to (i) comments 2 through 14 of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 2, 2014 (the “June 2nd Comment Letter”) and (ii) the comments of the Staff set forth in your letter dated July 22, 2014 (the “July 22nd Comment Letter”), in each case with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Agreement and Plan of Merger dated as of February 12, 2014, among Comcast, Time Warner Cable Inc. (“TWC”) and Tango Acquisition Sub. In accordance with Comcast’s previous conversations with the Staff, Comcast’s responses to comment 1 set forth in the June 2nd Comment Letter were previously submitted.

Annex A to this letter sets forth the changes Comcast proposes to make to the Registration Statement in response to the Staff’s comments. Annex A includes only the sections of the Registration Statement that Comcast proposes to change in response to the Staff’s comments and is marked to indicate changes from the corresponding sections set forth in Amendment No. 2 to the Registration Statement, which was filed on July 24, 2014. We note that, for purposes of this submission and Annex A, we have not updated the pro forma financial statements and related notes other than certain changes to the notes in response to the Staff’s comments. As discussed with the Staff on July 31, 2014, a complete set of updated pro forma financial statements and related notes, as well as other updates, will be included when Comcast files the next amendment to the Registration Statement.

This letter, including Annex A, is being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of Comcast. All references to page numbers in Comcast’s responses are to the pages in Annex A to this letter.

United States Securities and Exchange Commission	2	August 7, 2014

I.	JUNE 2ND COMMENT LETTER

Explanatory Note, page A-1

2.
Please clarify your disclosure regarding the Spin-Off to more clearly describe the proposed debt exchange offer, as well as the treatment in the SpinCo Merger of pre-merger SpinCo common stock. For instance, on the latter point, it appears that each pre-merger share of SpinCo common stock will be converted into a certain number of shares of post-merger SpinCo common stock and a certain number of shares of New Charter common stock, but the disclosure does not elaborate on this or make this treatment clear.

Response:

In response to the Staff’s comment, the disclosure on pages A-3, A-5, A-17 and A-19 of Annex A to this letter has been revised.

3.
Please provide a brief chart noting the steps involved to effectuate these transactions. In addition, please clearly identify the assets to be contributed, sold and exchanged; as well as the valuation of these assets and consideration sought.

Response:

In response to the Staff’s comment with respect to a chart noting the steps to effectuate the transactions, the disclosure on pages A-20 to A-23 of Annex A to this letter has been revised to include diagrams indicating the steps to consummate the transactions.

With respect to the Staff’s comment regarding the identification and valuation of the assets to be contributed, sold and exchanged, the disclosure on pages A-19 and A-24 of Annex A to this letter has been revised.

Comcast Unaudited Pro Forma Condensed Combined Financial Statements, Page A-4

4.
We note your disclosure that Comcast’s management intends “to review the synergies of the combined business subsequent to the completion of the Charter divestiture transactions, which may result in a plan to realign or reorganize certain of TWC’s and the acquired Charter cable systems’ existing operations.” Provide further disclosure as to the business strategy behind the selection of the cable systems included in the Charter divestiture transactions and those acquired and retained from Time Warner.

Response:

In response to the Staff’s comment, the disclosure on page A-24 of Annex A to this letter has been revised.

5.
On page 52 you claim that as a result of the TWC merger, $1.5 billion of annual cost savings and synergies will be realized within three years of the merger transaction. Please clarify where these cost savings will be made and how you determined the amount.

Response:

In response to the Staff’s comment, the disclosure on page A-11 of Annex A to this letter has been revised.

6.
In regard to footnotes 3(d) and 3(e) on page 55, please tell us why you believe a TWC analysis in connection with their reportable segment realignment and their previous impairment analyses provided you a basis to value the acquired property and equipment and intangible assets at fair value in accordance with purchase accounting. Specifically, tell us why you believe that the recorded value of property and equipment approximates its fair value.

Response:

Comcast respectfully advises the Staff that, as stated in the joint proxy statement/prospectus, the detailed valuation studies necessary to arrive at the required estimates of the fair values for the TWC assets acquired and liabilities assumed have not commenced, and therefore Comcast does not yet have estimates related to the fair values of intangible assets and property and equipment. In order to prepare the pro forma adjustments related to the allocation of purchase price to the fair value of the assets acquired and liabilities assumed in the TWC merger, Comcast utilized the most recent fair value indications that TWC had available. In connection with the realignment of TWC’s reportable segments in the first quarter of 2014, TWC engaged a third party valuation specialist to prepare valuations, as of January 1, 2014, in order to reallocate goodwill to their new reporting units and to test for impairment of their cable franchise rights. As noted in footnote 3(e), the valuations were performed using an income approach model, based on the cash flows attributed to the assets estimated using TWC’s long range projections. When performing a quantitative impairment analysis for cable franchise rights, fair value indications are prepared for the total reporting units, for the cable franchise rights and customer relationships intangible assets, and for the property and equipment. Specific to property and equipment, as noted in footnote 3(d), in performing previous impairment analyses, TWC noted that the fair value determinations were generally in line with the recorded book value. Therefore, while Comcast has not completed the valuation, Comcast believes that book values represent the best estimate of fair value. Comcast has revised the wording in the footnotes on page A-13 of Annex A to this letter to reflect this discussion.

United States Securities and Exchange Commission	3	August 7, 2014

Comcast also respectfully submits that, although TWC operates in a similar business, the characteristics of TWC’s services, marketing strategy and customer base, and the age and technological attributes of the TWC property and equipment are not necessarily the same as those of Comcast and, therefore, determining estimates of values based on Comcast’s information would not necessarily be representative of the TWC assets. Through inquiries with TWC management, Comcast developed an understanding of the approach used in the analyses and assessed the values for reasonableness based on previous analyses performed by Comcast. Comcast determined that the TWC values were within a reasonable range, represented the best factually supportable information available and were reasonably representative of the viewpoint of a market participant as of the date of the pro forma financial information.

7.
With respect to the Charter divestiture transactions, for each of the three transactions, please describe either by geographical region or designated market area the cable systems that will be spun-off, swapped or sold to Charter.

Response:

Comcast respectfully advises the Staff that it has included a revised map in response to comment 14, which provides greater detail regarding existing, acquired and divested systems in connection with the divestiture transactions, which Comcast believes will provide investors with an appropriate amount of information regarding the systems to be spun off, swapped or sold. Accordingly, Comcast has revised its disclosure on page A-4 of Annex A to this letter to include a cross-reference to the section containing the map.

8.
We note in the SpinCo Governance section of the Comcast/Charter Transactions Agreement that the board of directors of SpinCo will consist of 9 directors: (a) 3 directors selected by Charter; (b) 3 independent directors selected by Comcast, each to be reasonably acceptable to Charter and; (c) 3 directors selected by Comcast from a list of potential nominees provided by Charter. In addition, we note that SpinCo and Charter will enter into a service agreement. In this regard, tell us whether the terms of the Transactions Agreement, which has been approved by the boards of directors of both Comcast and Charter, contemplates that Charter will control and consolidate SpinCo when it becomes a public company.

Response:

Note: The following response was also included in Comcast’s letter submitted on June 12, 2014 in partial response to the June 2nd Comment Letter and is reproduced here for the Staff’s convenience.

In response to the Staff’s comment, Comcast notes that the terms of the Charter divestiture transactions were designed so that Charter would not be expected to control SpinCo as a result of the SpinCo merger. Accordingly, Comcast believes that under the voting interest or variable interest criteria of generally accepted accounting principles in the United States, New Charter would not be required to consolidate SpinCo as a result of the SpinCo merger. In addition, Comcast has also been informed by Charter that it does not expect to consolidate SpinCo.

Following the SpinCo merger, legacy Comcast shareholders will own an estimated, but not less than, 50.75% of the outstanding shares of SpinCo common stock, legacy TWC stockholders will own an estimated 16% and New Charter will own the estimated remaining 33%. The SpinCo board will consist of nine directors. The initial nine directors on the SpinCo board will be selected as follows: three will be independent directors selected by Comcast and reasonably acceptable to Charter; three will be independent directors selected by Comcast from a list of potential nominees provided by Charter; and three will be designated by Charter and likely to be officers and/or directors of Charter. The board will be separated into three classes, with each class initially comprised of one representative of each of these categories. As a result, New Charter will at most control one-third of the SpinCo board as initially constituted. At each SpinCo annual stockholders’ meeting held thereafter, one class of directors will be up for election each year and directors will be chosen, by a plurality vote of the stockholders voting in the election, for a term of three years to succeed those whose terms expire.

In addition, SpinCo will have an executive management team that will report to the SpinCo board, and the members of the executive management team will have the authority and responsibility that is typically associated with the positions of individuals performing similar roles at public companies in a business similar to the business of SpinCo. The SpinCo executive management team will consist of individuals that are independent from Charter. The services provided by Charter pursuant to the services agreement contemplated by the Charter/Comcast Transactions Agreement will be subject to the authority and supervision of the SpinCo Board and the SpinCo executive management team. The services agreement will have an initial term of three years, automatically renewable for one-year terms unless either SpinCo or Charter gives notice of non-renewal at least one year prior to the end of the initial, or any renewal, term.

SpinCo and New Charter will be prohibited from taking any action during the two year period following closing that has the effect of causing New Charter to increase its ownership stake in SpinCo beyond the stake it acquires in the SpinCo merger. In addition, during the third and fourth years following closing, New Charter will be prohibited from increasing its ownership stake in SpinCo beyond 49%, without approval of a majority of the independent members of the SpinCo board or a majority of SpinCo shareholders.

As a result of the foregoing, SpinCo will be an independent public company with an independent executive management team and New Charter is not expected to consolidate SpinCo as a result of its common equity interest, its board representation or the services agreement.

United States Securities and Exchange Commission	4	August 7, 2014

9.
We note that following the Spin-Off transaction and as a result of the series of transactions described on page 46, Comcast shareholders and New Charter will own 67% and 33%, respectively of the outstanding shares of common stock of SpinCo. We also refer to our previous comment asking whether the terms of the Charter/Comcast Transactions Agreement contemplate that New Charter will control and consolidate SpinCo. Considering the fact that the spin off transaction is contingent on the SpinCo Merger, tell us whether you considered accounting for the divestiture of the cable systems in the spin-off transaction as a sale for accounting purposes. If not, why not.

Response:

Note: The following response was also included in Comcast’s letter submitted on June 12, 2014 in partial response to the June 2nd Comment Letter and is reproduced here for the Staff’s convenience.

As noted in the response to Comment 8 above, SpinCo will be an independent public company with an independent executive management team and New Charter will not have the ability to control SpinCo through its common equity interest, its board representation or the services agreement. Comcast has also been informed by Charter that it does not expect to consolidate SpinCo. Because Comcast’s legacy shareholders will own at least 50.75% of the outstanding shares of SpinCo common stock following SpinCo’s merger with a merger subsidiary of New Charter, and New Charter will acquire only an approximately 33% noncontrolling interest in SpinCo in the merger, Comcast concluded that the spin-off should be accounted for as an equity transaction based on Comcast’s carrying value of the SpinCo assets consistent with the guidance in ASC 505-60-25-2.

10.	Please tell us the fair value of the cable systems distributed in the Spin-Off.

Response:

In response to the Staff’s comment, Comcast notes that the value of the cable systems distributed in the spin-off will be based on 7.125 times the divested cable systems’ Carveout 2014 EBITDA (as defined in the Charter/Comcast Transactions Agreement). For purposes of the unaudited pro forma financial information included in Amendment No. 2 to the Registration Statement, the business enterprise value of the SpinCo systems was estimated to be $14.7 billion. The Carveout 2014 EBITDA was estimated using the 2013 results of the cable systems included in this unaudited pro forma financial information, adjusted for overhead allocations (as defined in the Charter/Comcast Transactions Agreement), and applying a 2014 growth rate to the 2013 amounts. The growth rate used was based on Wall Street research consensus estimates for 2014 EBITDA for Comcast cable systems of 5.10%. This amount will change and such change could be material pending completion of the audits of the carve-out financial statements and overhead allocations.

11.
Please refer to the first full paragraph on page 65. We note that the financial information related to the divested cable systems does not include costs associated with shared functions (e.g., corporate headquarters and related administrative overhead allocations). It is unclear to us why the pro forma financial statements do not reflect all of the costs of the divested cable systems as if the cable systems were stand-alone entities for all periods presented. Please advise.

Response:

Comcast respectfully notes that the unaudited pro forma condensed combined statements of income depict the Comcast results of operations giving effect to the TWC merger and Charter divestiture transactions. The unaudited pro forma condensed combined statements of income are not intended to present the divested cable systems on a stand-alone basis. If Comcast were to include the corporate and administrative overhead allocations as being divested (included in the divested cable systems columns), it would be similar to including potential cost savings or synergies as a pro forma adjustment. The timing and effects of these actions are generally too uncertain to meet the Regulation S-X Article 11 “factually supportable” criteria for pro forma adjustments; therefore, the unaudited pro forma financial information does not include these adjustments. This is consistent with the treatment, in the unaudited pro forma financial information, of the expected $1.5 billion of annual cost savings and synergies relating to the TWC merger.

Further, while the disposition of operations to SpinCo will not be reflected as a discontinued operation, Comcast believes that it is common practice consistent with the guidance in FASB ASC 205-20-45-9 not to allocate corporate overhead costs in presenting pro forma information relating to a disposal of a business. Additionally, Comcast notes the following guidance in Section 3250.1d of the Division of Corporation Finance's Financial Reporting Manual indicating that overhead costs should not be allocated:

d. Actions to be taken by management subsequent to a business combination, as reflected in liabilities recorded in accordance with EITF 95-3, may relate to the planned disposal or termination of revenue producing activities, as well as other business integration activities. It is appropriate to present pro forma adjustments depicting the recurring effects of exiting revenue producing activities. That type of pro forma adjustment is consistent with the requirement to provide pro forma information depicting material dispositions as discussed in Section 3120. Only revenues and costs specifically identifiable with that revenue-producing activity may be included in the pro forma adjustments. Allocations of corporate costs should not be adjusted for the disposition.

Comcast acknowledges that SpinCo and New Charter would likely include an allocation of corporate costs in pro forma information that they may be required to prepare on a stand-alone basis. However, based on the guidance above, the pro forma information regarding disposals and acquisitions is not symmetrical as the accounting is not symmetrical. Comcast further notes that the pro forma amounts of overhead related to the divested cable systems are disclosed in Note 2 of the Comcast Unaudited Pro Forma Condensed Combined Financial Statements—Notes to Unaudited Pro Forma Financial Information Giving Effect to the TWC Merger and Charter Divestiture Transactions, which is not included in Annex A to this letter.

United States Securities and Exchange Commission	5	August 7, 2014

12.
In regard to footnotes 3(b) and 3(c) on pages 66-67, please tell us why you believe valuations performed by Charter for general business purposes provided you a basis to value the acquired property and equipment and intangible assets at fair value in accordance with purchase accounting.

Response:

Similar to the response to Comment 6 above regarding the estimated values for the TWC merger, the detailed valuation studies to arrive at the required estimates of the fair values for the Charter assets acquired and liabilities assumed have not commenced, and therefore Comcast does not yet have estimates related to the fair values of intangible assets and property and equipment. Comcast respectfully notes that Charter engaged a third party valuation specialist to prepare detailed valuation studies of its assets for tax purposes in connection with potential transactions. Comcast also respectfully submits that, although Charter operates in a similar business, the characteristics of Charter’s marketing strategy and customer base, and the age and technological attributes of the Charter property and equipment, are not necessarily the same as those of Comcast and, therefore, determining estimates of values based on Comcast’s information would not necessarily be representative of the Charter assets. Through inquiries with Charter management, Comcast developed an understanding of the approach used in the analyses and assessed the values for reasonableness based on previous analyses performed by Comcast. Comcast determined that the Charter values were within a reasonable range, represented the best factually supportable information available and were reasonably representative of the viewpoint of a market participant as of the date of the pro forma financial information.

13.	Refer to adjustment 3(g) on page 68. Please tell us why there is no gain or loss on the exchange and sale transactions assumed in the pro forma financial statements.

Response:

In response to the Staff’s comment, Comcast notes that the assets acquired and liabilities assumed in the TWC merger that will be included in the exchange and sale transactions with Charter will be recorded at fair value less cost to sell pursuant to the guidance in ASC 805-20-30-22. Further, the Unaudited Condensed Consolidated Pro Forma Balance Sheet is presented as if the TWC merger and the Charter exchange and sale transactions had all occurred on March 31, 2014. Because the TWC systems acquired by Charter will be recorded at fair value less cost to sell and the TWC merger and sale and exchange transactions were assumed to have closed on the same day, for purposes of preparing the Unaudited Consolidated Pro Forma Balance Sheet, no gain or loss resulting from the exchange or sale transactions was assumed.

Comcast further notes that given that the consideration received in the exchange and sale transactions is based on an agreed upon fair value EBITDA multiple as of the agreement date and not the closing date of the exchange and sale transactions, a gain or loss may be possible. However, Comcast respectfully submits that it does not believe that recording a gain or loss in the pro forma financial statements would be appropriate pursuant to Regulation S-X, Article 11, since neither a gain nor loss is factually supportable at this time.

The Divestiture Transactions, page A-17

14.
We note your added disclosure in response to comment 18 in the form of a map highlighting Comcast’s expected footprint following the merger and assuming completion of the divestiture transactions. However, it is difficult to meaningfully compare existing, acquired and divested systems based upon your current depiction. Please revise accordingly.

Response:

In response to the Staff’s comment, the map on page A-24 of Annex A to this letter has been revised.

United States Securities and Exchange Commission	6	August 7, 2014

II.	JULY 22ND COMMENT LETTER

Comcast Unaudited Pro Forma Condensed Combined Financial Statements

1.
Please tell us whether any of the eventual SpinCo shareholders (Comcast and legacy Time Warner Cable) have any voting agreements among themselves. If there are voting agreements, describe the terms and conditions. Also, tell us whether any shareholders or shareholder groups (related parties) will own more than 10% of SpinCo shares immediately after the spin-off, meaning prior to Charter’s investment, and also subsequent to the investment by Charter.

Response:

Comcast supplementally advises the Staff that Comcast is not aware of any voting agreements among any of the eventual SpinCo shareholders. For the sake of completeness, Comcast notes that (i) in connection with entry into the TWC merger agreement, Brian L. Roberts, Chairman and Chief Executive Officer of Comcast, and certain of his family trusts and investment vehicles, on the one hand, and TWC, on the other hand, entered into a voting agreement (the “Comcast shareholder voting agreement”) pursuant to which Mr. Roberts and such family trusts and investment vehicles agreed, among other things, to vote all of their Comcast shares in favor of the issuance of Comcast shares to TWC stockholders in the TWC merger, and (ii) in connection with entry into the Charter/Comcast Transactions Agreement, Comcast, on the one hand, and Liberty Media Corporation, a shareholder of Charter, on the other hand, entered into a voting agreement (the “Liberty voting agreement”) pursuant to which Liberty Media Corporation agreed, among other things, to vote in favor of the issuance of New Charter shares to SpinCo shareholders in the SpinCo merger. The Comcast shareholder voting agreement will terminate upon completion of the TWC merger, and the Liberty voting agreement will terminate immediately prior to completion of the divestiture transactions. The terms of the Comcast shareholder voting agreement are described more fully in the Registration Statement, and the terms of the Liberty voting agreement are described more fully in the Current Report on Form 8-K filed by Comcast on April 28, 2014.

Comcast further supplementally advises the Staff that, based on the current composition of Comcast shareholders and TWC stockholders, as disclosed in Section 13 filings with the SEC, (i) no shareholders or shareholder groups will own more than 10% of SpinCo shares immediately after the spin-off, meaning prior to Charter’s investment, and (ii) immediately subsequent to the investment by Charter in SpinCo, the only shareholder or shareholder group that will own more than 10% of SpinCo’s shares will be Charter, which will own approximately 33% of SpinCo’s shares.

2.
We note in the SpinCo Governance section of the Charter/Comcast Transactions Agreement that each of the 3 independent directors selected by Comcast to the Board of Directors of SpinCo will need to be reasonably acceptable to Charter. Please explain the meaning of “reasonably acceptable” and under what circumstances a director would not be acceptable.

Response:

Comcast supplementally advises the Staff that the term “reasonably acceptable” is not defined in the Charter/Comcast Transactions Agreement but that Comcast understood the clause to mean that, while an independent director selected by Comcast to the Board of Directors of SpinCo must be acceptable to Charter, Charter’s basis for determining the acceptability of any such individual must be legitimate and objective, taking into account the parties’ objectives in entering into the transactions. By way of example, depending on the specific facts or circumstances, it might be reasonable to deem a candidate not acceptable because he or she lacked the experience to serve as a director of a public cable company. Comcast notes that, at this time, the initial directors of SpinCo have been selected without any disagreements between Comcast or Charter as to the acceptability of any candidates. Biographical and other information regarding the initial SpinCo directors will be included in the registration statement on Form S-1 to be filed by SpinCo to register the shares of its common stock under the Securities Act.

3.
We note in the SpinCo Governance section of the Charter/Comcast Transactions Agreement that each of the 3 independent directors selected by Comcast to the Board of Directors of SpinCo from a list of potential nominees provided by Charter will need to be reasonably acceptable to Comcast. Please explain the meaning of “reasonably acceptable” and under what circumstances a director would not be acceptable.

Response:

Comcast refers the Staff to the response provided to comment 2 above.

4.
In regard to the Services Agreement between SpinCo and Charter, filed as Annex A to the Charter/Comcast Transactions Agreement, please tell us whether or not the agreement is at fair value and how the value was determined.

Response:

Comcast supplementally advises the Staff that the fee arrangement under the Services Agreement was determined on the basis of arms-length negotiations between Comcast and Charter and the fair value principle informed those negotiations, taking into account, among other factors, the nature and scope of services provided thereunder and other arrangements which the parties deemed comparable in certain respects. As contemplated by the Charter/Comcast Transactions Agreement, Comcast and Charter are currently discussing more detailed terms of the Services Agreement.

United States Securities and Exchange Commission	7	August 7, 2014

5.
In regard to the terms of the equity exchange between SpinCo and Charter, please explain the computation for any premium expected to be paid. Furthermore, please explain in detail how you came up with the fair value of SpinCo and the fair value of Charter prior to Charter’s investment.

Response:

Comcast supplementally advises the Staff that, for purposes of the divestiture transactions, the value of the respective cable systems included in SpinCo and in the swap and sale transactions (including the Charter cable systems included in the swap transaction) was agreed by Comcast and Charter to be 7.125 times the Carveout 2014 EBITDA of those systems (as defined in the Charter/Comcast Transactions Agreement). The 7.125 multiple of Carveout 2014 EBITDA was determined on the basis of arms-length negotiations between Comcast and Charter, taking into account, among other factors, the ratio of enterprise value to EBITDA as reflected in the trading price and/or purchase price for cable companies.

Comcast supplementally advises the Staff that, as Charter is a publicly-traded company, for purposes of valuing the Charter shares issued to SpinCo shareholders in exchange for Charter’s investment in SpinCo, the parties agreed that the Charter shares would be valued based on their 60-day volume-weighted average price ending on the last trading day prior to closing.

6.
We note your response to prior comment 8 from our letter dated June 2, 2014, in which you state your belief that Charter would not be required to consolidate SpinCo under either the voting interest or variable interest criteria of U.S. generally accepted accounting principles. Please give us your detailed analysis of the voting interest and variable interest criteria pursuant to ASC 810 supporting your belief that Charter would not consolidate SpinCo under the terms of the Charter/Comcast Transactions Agreement.

Response:

Comcast respectfully suggests that any further analysis of this question would more properly be addressed by Charter.

**************

United States Securities and Exchange Commission	8	August 7, 2014

Please contact the undersigned at (212) 450-4089 or David L. Caplan at (212) 450-4156 or Bruce Dallas at (650) 752-2022 should you require further information or have any questions.

Sincerely yours,

/s/ William J. Chudd
William J. Chudd

cc:	Robert B. Schumer, Esq., Ariel J. Deckelbaum, Esq. and Ross A. Fieldston, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP

Annex A

~~FIRST~~ EXPLANATORY NOTE

~~On July 22, 2014, a memorandum of understanding (“MOU”) relating to the settlement of outstanding litigation challenging the merger was entered into by the parties to the litigation. The litigation and terms and conditions of the MOU are more fully described under “Litigation Relating to the Merger” beginning on page 167 of the joint proxy statement/prospectus that forms a part of this registration statement on Form S-4. Comcast Corporation is filing this Amendment No. 2 to its registration statement on Form S-4 to include certain updates and disclosures in connection with the MOU. Except for such updates and disclosures, the information in this Amendment No. 2 to the registration statement on Form S-4 generally has not been updated and remains subject to further change and completion.~~

~~SECOND EXPLANATORY NOTE~~

Comcast Corporation (“Comcast”) is filing this registration statement on Form S-4 to register the issuance of its Class A common stock, par value $0.01 per share, in connection with the proposed merger (the “Merger”) of Tango Acquisition Sub, Inc., a wholly owned subsidiary of Comcast, with and into Time Warner Cable Inc. (“TWC”). The proxy statement information that forms a part of this registration statement is also deemed filed pursuant to Comcast’s and TWC’s obligations under Regulation 14A in connection with Comcast’s special meeting of its shareholders to approve the issuance of shares of Comcast common stock in connection with the Merger and in connection with TWC’s special meeting of its stockholders to approve the Merger.

Separately, and subject to the satisfaction or waiver of applicable conditions, following the Merger, Comcast and Charter Communications, Inc. (“Charter”) will consummate three sets of transactions: (i) a spin-off (the “Spin-Off”) of specified Comcast cable systems into a newly formed entity (“SpinCo”) followed by the SpinCo Merger (as defined below), (ii) an exchange of specified cable systems between Comcast (transferring former TWC systems) and Charter (the “Exchange”) and (iii) a sale by Comcast to Charter of specified former TWC systems (the “Sale”, and, together with the Spin-Off and the Exchange, the “divestiture transactions”). The applicable conditions to the divestiture transactions include, among other things, completion of the Merger, the requisite vote by the Charter stockholders, satisfaction of specified regulatory approvals, receipt of franchise approvals, completion of specified financing transactions and other conditions. In addition, the divestiture transactions may be terminated by either Comcast or Charter if, following receipt of carveout financial statements for the systems to be transferred pursuant to the Sale and Exchange, Charter is unable to obtain committed financing for the Sale. In the alternative, if the applicable conditions to the divestiture transactions are not met or waived or if the divestiture transactions are terminated, then following the Merger, Comcast is prepared to divest cable systems serving an aggregate of up to approximately 3 million subscribers in a spin-off, sale or other transaction, or combination thereof (the “Alternate Disposition Transaction”). Neither Comcast shareholders nor TWC stockholders are entitled to vote on the divestiture transactions or on the Alternate Disposition Transaction, if any, and no vote with respect thereto is being solicited by Comcast or TWC. Instead, Comcast shareholders and TWC stockholders are being asked to vote on a merger transaction that contemplates a divestiture of subscribers, which may or may not ultimately take the form of the divestiture transactions described in this document.

In connection with the Spin-Off, SpinCo will file a registration statement on Form S-1 to register the shares of its common stock that will be distributed pro rata to Comcast shareholders (including any legacy TWC stockholders who are Comcast shareholders as of the record date for the Spin-Off). In connection with the divestiture transactions, a registration statement (the “Charter Registration Statement”) is expected to be filed on Form S-4 to register the issuance of common stock of a Charter successor (“New Charter”) formed in connection with the divestiture transactions. The Charter Registration Statement is expected to include proxy statement information that will be deemed filed pursuant to Charter’s obligation under Regulation 14A in connection with Charter’s special meeting of its stockholders to approve the requisite stockholder proposals for the divestiture transactions, including the SpinCo Merger (as defined below).

If the Charter stockholders provide the requisite stockholder approvals and the other applicable conditions to the divestiture transactions are met or waived, then ~~in connection with the Spin-Off, SpinCo will file a registration statement on Form 10 to register~~Comcast will distribute the shares of ~~its~~SpinCo common stock ~~that will be distributed~~ pro rata to Comcast shareholders (including any legacy TWC stockholders who are Comcast shareholders as of the record date for the Spin-Off). Immediately following the distribution of SpinCo shares, another newly formed, wholly owned subsidiary of New Charter will merge with and into SpinCo with SpinCo surviving the merger (the “SpinCo Merger”). In connection with the SpinCo Merger, New Charter or a subsidiary of New Charter will receive shares of SpinCo common stock (currently estimated to represent approximately 33% of SpinCo’s outstanding common stock after giving effect to the SpinCo Merger), and SpinCo’s stockholders immediately prior to giving effect to the SpinCo Merger will receive shares of New Charter common stock and will continue to hold shares of SpinCo common stock, which are currently estimated to represent 67% of SpinCo’s outstanding common stock in the aggregate. No Comcast shareholders, TWC stockholders or SpinCo stockholders (other than Comcast as the initial sole stockholder of SpinCo) will be entitled to vote on the SpinCo Merger and no vote with respect thereto is or will be solicited by Comcast, TWC or SpinCo. In addition to registering the issuance of common stock of New Charter to Charter’s existing stockholders, the Charter Registration Statement is expected to register the issuance of New Charter shares in connection with the SpinCo Merger.

In connection with the divestiture transactions and prior to the Spin-Off, Comcast, Charter and SpinCo will use reasonable best efforts to cause SpinCo to incur new indebtedness, including through the issuance of newly issued SpinCo notes to Comcast, which will enable Comcast to complete a debt-for-debt exchange (the “debt-for-debt exchange”). The divestiture transactions (including the Spin-Off, the SpinCo Merger, the Exchange, the Sale and the debt-for-debt exchange) are further described in “The Divestiture Transactions” beginning on page [●] of the joint proxy statement/prospectus.

If the Charter stockholders do not approve the divestiture transactions or any other applicable conditions to the divestiture transactions are not met or waived, then in connection with the Alternate Disposition Transaction, if any, Comcast will determine whether the Alternate Disposition Transaction will be in the form of a spin-off, sale or other transaction, or combination thereof (any spun-off entity in the Alternate Disposition Transaction, if any, being referred to as “Alternate SpinCo”). In a spin-off, all of Comcast’s shareholders (including any legacy TWC stockholders who are Comcast shareholders as of the record date of any such spin-off) would receive a pro rata number of shares of Alternate SpinCo, and Alternate SpinCo would file a registration statement on the appropriate form. Neither Comcast shareholders nor TWC stockholders would be entitled to vote on the form of any Alternate Disposition Transaction and no vote with respect thereto is being solicited by Comcast or TWC or would be solicited by Comcast following the Merger.

COMCAST UNAUDITED
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements (the “unaudited pro forma financial information”) gives effect to the proposed merger in which TWC will become a 100% owned subsidiary of Comcast (the “TWC merger”). Unaudited pro forma financial information is also provided to give further effect to a series of proposed transactions with Charter in which, following the closing of the TWC merger, Comcast has agreed, subject to various conditions, to divest cable systems resulting in a net disposition of approximately 3.9 million subscribers from the combined company (the “Charter divestiture transactions”). The Unaudited Pro Forma Condensed Combined Balance Sheets are presented as if the TWC merger and the Charter divestiture transactions had occurred on March 31, 2014. The Unaudited Pro Forma Condensed Combined Statements of Income for the three months ended March 31, 2014 and the year ended December 31, 2013 are presented as if the TWC merger and the Charter divestiture transactions had occurred on January 1, 2013, the beginning of the earliest period presented. The unaudited pro forma financial information is based on the historical consolidated financial statements of Comcast, TWC and the acquired Charter cable systems, and the assumptions and adjustments set forth in the accompanying explanatory notes. The Charter divestiture transactions are presented from the historical perspective of Comcast, TWC and Charter and are not intended to be indicative of how these businesses would operate as stand-alone entities.

The unaudited pro forma financial information for the TWC merger has been developed from and should be read in conjunction with the Comcast and TWC unaudited interim condensed consolidated financial statements contained in the Comcast and TWC Quarterly Reports on Form 10-Q for the three months ended March 31, 2014, respectively, and the Comcast audited consolidated financial statements contained in the Comcast 2013 Annual Report on Form 10-K and the TWC audited consolidated financial statements contained in the TWC Current Report on Form 8-K dated April 24, 2014, which are incorporated by reference into this joint proxy statement/prospectus. The unaudited pro forma financial information for the Charter divestiture transactions is derived from the historical accounting records of Comcast, TWC and Charter. For purposes of developing the Unaudited Pro Forma Condensed Combined Balance Sheets as of March 31, 2014, TWC’s and Charter’s acquired assets, including identifiable intangible assets, and liabilities assumed have been recorded at their estimated fair values with the excess purchase price assigned to goodwill. The fair values assigned in this unaudited pro forma financial information are preliminary and represent Comcast’s current best estimate of fair value and are subject to revision. The unaudited pro forma financial information is provided for illustrative purposes only and is based on available information and assumptions that Comcast believes are reasonable. It does not purport to represent what the actual consolidated results of operations or the consolidated financial position of Comcast would have been had the TWC merger or the Charter divestiture transactions occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the pro forma financial information.

Comcast intends to review the synergies of the combined business subsequent to the completion of the Charter divestiture transactions, which may result in a plan to realign or reorganize certain of TWC’s and the acquired Charter cable systems’ existing operations. The costs of implementing such a plan, if it were to occur, and any resulting future cost savings have not been reflected in the accompanying unaudited pro forma financial information. For further information on the synergies expected from the Charter divestiture transactions, the selection of cable systems included in the Charter divestiture transactions and a map highlighting the cable systems relating to the Charter divestiture transactions, refer to “The Divestiture Transactions” beginning on page [●] of this joint proxy statement/prospectus.

Upon closing of the TWC merger, TWC stockholders will receive 2.875 shares of Comcast Class A common stock in exchange for each share of TWC common stock (the “exchange ratio”). For purposes of this unaudited pro forma financial information, giving effect to the exchange ratio described above, the estimated aggregate consideration to complete the TWC merger would have been $41.4 billion based upon a per share price of $50.90, the closing share price of Comcast Class A common stock on May 19, 2014, and 278.8 million shares of TWC common stock outstanding as of May 19, 2014. The purchase price also includes vested Comcast equity awards with an estimated fair value of $431 million that will be issued in respect of vested equity awards held by employees of TWC and $179 million that will be paid in cash to TWC non-employees who held equity awards, whether vested or not vested. U.S. generally accepted accounting principles require that the consideration transferred be measured at the date the TWC merger is completed at the then-current market price. This requirement will likely result in a total consideration that is different from the amount presented in this unaudited pro forma financial information. Based on the 278.8 million shares of TWC common stock outstanding as of May 19, 2014 and the exchange ratio, each dollar increase (decrease) in the per share price of the Comcast Class A common stock will result in an $802 million increase (decrease) in the total consideration for the TWC merger, substantially all of which Comcast expects would be recorded as an increase (decrease) in the amount of goodwill recorded in the TWC merger. The number of outstanding shares of TWC common stock will change prior to the closing of the TWC merger due to transactions in the normal course, including the vesting and/or exercise of outstanding TWC equity awards. This change is not expected to have a material effect on this unaudited pro forma financial information.

The Charter divestiture transactions consist of the following three transactions: (1) a spin-off of cable systems serving approximately 2.5 million Comcast subscribers (the “spin-off transaction”) into a newly formed public entity (“SpinCo”), (2) an exchange of cable systems serving approximately 1.5 million TWC subscribers for cable systems serving approximately 1.7 million Charter subscribers (the “exchange transaction”) and (3) a sale to Charter of cable systems serving approximately 1.5 million TWC subscribers for cash (the “sale transaction”).

The Charter divestiture transactions are designed to satisfy Comcast’s undertaking in the TWC merger agreement to divest cable systems serving up to approximately 3 million subscribers in connection with its request for regulatory approvals for the TWC merger. Unaudited pro forma financial information giving effect to any divestiture transactions other than those agreed upon with Charter is not presented because of the speculative nature of the need for and form of such alternate divestiture transactions, which could be in the form of a spin-off, sale or other transaction, or a combination thereof.

In connection with the spin-off transaction, Comcast will form SpinCo, which will hold and operate cable systems currently serving approximately 2.5 million Comcast subscribers. ~~SpinCo will incur new indebtedness to fund a distribution to Comcast, which may be in the form of a cash distribution, with the remainder in new SpinCo notes. The SpinCo notes are expected to then be exchanged for outstanding notes in a debt-for-debt exchange following the TWC merger (collectively, the “SpinCo financing transactions”).~~ Comcast, Charter and SpinCo will use reasonable best efforts to cause SpinCo to incur ~~the~~ new indebtedness in an aggregate amount equal to 5.0 times the 2014 EBITDA of the SpinCo cable systems (as such term is defined by SpinCo’s financing sources for purposes of the financing) ~~to fund the~~. This indebtedness will consist of bank debt used to fund a cash distribution to Comcast and SpinCo notes newly issued to Comcast, which will enable Comcast to complete a debt-for-debt exchange (collectively, the “SpinCo financing transactions”). In connection with the debt-for-debt exchange~~.~~ , one or more financial institutions are expected to conduct a third-party tender offer for certain of Comcast’s existing publicly traded debt securities. Following the closing of the third-party tender offer, the financial institutions will hold the tendered debt securities for a minimum period of time before entering into an agreement with Comcast to exchange the tendered debt securities for the new SpinCo notes held by Comcast. The notional amount and terms of the new SpinCo notes issued by SpinCo to Comcast and subsequently transferred to the financial institutions will be determined following the outcome of the tender offer and the terms will reflect the credit characteristics of SpinCo. Comcast anticipates that following the debt-for-debt exchange, the financial institutions will resell the SpinCo notes they receive in a Rule 144A private placement to qualified institutional buyers. Following the SpinCo financing transactions, Comcast will then distribute, through the spin-off transaction, the common shares of SpinCo pro rata to the holders of all of Comcast’s outstanding common stock, inclusive of former TWC stockholders. Following the spin-off transaction, a newly formed, wholly owned indirect subsidiary of Charter will merge with and into Charter with the effect that all shares of Charter will be converted into shares of a new holding company, which will survive as the publicly traded parent company of Charter (“New Charter”). After the above internal reorganization of Charter, SpinCo will merge with a newly formed, wholly owned subsidiary of New Charter, with SpinCo as the surviving public entity, resulting in Comcast shareholders, inclusive of former TWC stockholders, owning an estimated 67% of the outstanding shares of SpinCo common stock and New Charter or a subsidiary of New Charter owning the estimated remaining 33% (the “SpinCo merger”). Comcast will have no remaining interest in SpinCo. Comcast shareholders, including former TWC stockholders, will receive in exchange for the SpinCo common stock acquired by New Charter or a subsidiary of New Charter, shares of New Charter common stock. For diagrams illustrating the steps to consummate the divestiture transactions, please see pages [●] and [●] of this joint proxy statement/prospectus.

Under the terms of the Charter divestiture transactions agreement, the value for the exchange and sale transactions will be based on 7.125 times of the divested systems’ Carveout 2014 EBITDA (as defined in the Charter divestiture transactions agreement). For purposes of this unaudited pro forma financial information, the value of the exchange and sale transactions are estimated to be $8.1 billion and $7.8 billion, respectively. The Carveout 2014 EBITDA was estimated using the 2013 results of the cable systems included in this unaudited pro forma financial information, adjusted for overhead allocations (as defined in the Charter divestiture transactions agreement), and applying a 2014 growth rate to the 2013 amounts. The growth rates used are based on Wall Street research consensus estimates for 2014 EBITDA for each company (Comcast cable systems 5.10%, TWC cable systems 4.50% and Charter cable systems 7.70%). In addition, the SpinCo indebtedness is estimated to be $8.8 billion using a similar methodology, consisting of $8.2 billion of SpinCo notes and $600 million of other bank debt (to be used for general corporate purposes at SpinCo). For purposes of this unaudited pro forma financial information, ~~the~~no ~~SpinCo~~ distribution of cash by SpinCo to Comcast has been assumed ~~to be entirely in the form of the SpinCo notes, resulting in a~~and the reduction in total debt outstanding ~~of~~has been assumed to be $7.4 billion as a result of the expected debt-for-debt exchange~~,~~ and assuming a hypothetical $800 million premium to par value on the debt-for-debt exchange. The amounts of the reduction in debt and any SpinCo cash distributions will be dependent upon the ultimate completion of the SpinCo financing transactions and are subject to change.

The closing of the Charter divestiture transactions is contingent upon, among other things, the closing of the TWC merger, approval by Charter stockholders, completion of the SpinCo financing transactions, regulatory approvals and other conditions. In addition, the Charter divestiture transactions may be terminated (1) upon termination of the TWC merger, (2) by either Comcast or Charter ~~on~~upon a material breach of the other party, subject to cure provisions, (3) upon any final and non-appealable injunction or legal impediment, (4) if following receipt of the financial information for the cable systems in the exchange and sale transactions, Charter is unable to obtain committed financing for the sale transaction, (5) in the event Charter’s shareholder approval is not obtained, (6) solely by Comcast if Charter’s board makes an adverse change to its recommendation, and (7) if the divestiture transactions have not been consummated within certain time ~~frames~~periods from the completion of the TWC merger.

Neither Comcast shareholders nor TWC stockholders are entitled to vote on the Charter divestiture transactions or on the alternate divestiture transactions, if any, and no vote with respect thereto is being solicited by Comcast or TWC.

For purposes of presentation, the unaudited pro forma financial information has been separated into two sets of unaudited pro forma condensed combined financial statements. The first gives effect to the TWC merger excluding the Charter divestiture transactions and the second gives effect to the TWC merger including the Charter divestiture transactions.

Unaudited Pro Forma Condensed Combined Balance Sheet
Giving Effect to the TWC Merger
As of March 31, 2014

(in millions)	Comcast Corporation	Time Warner Cable Inc.	Reclassifications 3a	TWC Merger-Related Pro Forma Adjustments	Notes	Pro Forma for TWC Merger Excluding Charter Divestiture Transactions
Assets
Current Assets:
Cash and cash equivalents	$3,054	$1,557	$—	$(2,500)	3p	$2,111
Investments	2,389	—	—	—		2,389
Receivables, net	6,151	836	—	(78)	3b	6,909
Programming rights	863	—	—	—		863
Deferred income tax assets	—	326	(326)	—		—
Other current assets	1,586	395	326	(11)	3h	2,296
Total current assets	14,043	3,114	—	(2,589)		14,568
Film and television costs	5,058	—	—	—		5,058
Investments	3,090	64	—	(3)	3c	3,151
Property and equipment, net	29,588	15,077	(696)	—	3d	43,969
Franchise rights	59,364	26,012	—	14,688	3e	100,064
Goodwill	27,103	3,138	—	23,334	3f	53,575
Other intangible assets, net	17,145	600	696	8,022	3e	26,463
Other noncurrent assets, net	2,382	1,148	—	(100)	3h	3,430
Total assets	$157,773	$49,153	$—	$43,352		$250,278
Liabilities and Equity
Current Liabilities:
Accounts payable and accrued expenses related to trade creditors	$5,534	$445	$907	$(78)	3b	$6,808
Accrued participations and residuals	1,256	—	—	—		1,256
Deferred revenue	776	193	(166)	—		803
Accrued programming expense	—	907	(907)	—		—
Accrued expenses and other current liabilities	7,418	1,792	166	184	3g, 3m	9,560
Current portion of long-term debt	2,819	3,062	—	1	3h	5,882
Total current liabilities	17,803	6,399	—	107		24,309
Long-term debt, less current portion	44,581	22,792	—	4,598	3h	71,971
Deferred income taxes	31,595	12,101	—	7,020	3i	50,716
Other noncurrent liabilities	11,109	763	—	—		11,872
Commitments and contingencies
Redeemable noncontrolling interests and redeemable subsidiary preferred stock	1,053	—	—	(3)	3c	1,050
Equity:
Comcast Corporation total shareholders’ equity	51,268	—	—	38,724	3g, 3j, 3m, 3p	89,992
Time Warner Cable Inc. total stockholders’ equity	—	7,094	—	(7,094)	3k	—
Noncontrolling interests	364	4	—	—		368
Total equity	51,632	7,098	—	31,630		90,360
Total liabilities and equity	$157,773	$49,153	$—	$43,352		$250,278

See accompanying notes to unaudited pro forma financial information.

Unaudited Pro Forma Condensed Combined Statement of Income
Giving Effect to the TWC Merger
For the Three Months Ended March 31, 2014

(in millions, except per share data)	Comcast Corporation	Time Warner Cable Inc.	Reclassifications 3a	TWC Merger-Related Pro Forma Adjustments	Notes	Pro Forma for TWC Merger Excluding Charter Divestiture Transactions
Revenue	$17,408	$5,582	$—	$(131)	3b	$22,859
Costs and Expenses:
Programming and production	5,908	1,309	—	(122)	3b	7,095
Other operating and administrative	4,752	1,162	656	(52)	3g, 3l, 3m	6,518
Advertising, marketing and promotion	1,210	555	—	(9)	3b	1,756
Technical operations	—	371	(371)	—		—
Customer care	—	205	(205)	—		—
Depreciation	1,569	775	(74)	—	3d	2,270
Amortization	401	33	74	236	3e	744
Merger-related and restructuring costs	—	80	(80)	—		—
	13,840	4,490	—	53		18,383
Operating income	3,568	1,092	—	(184)		4,476
Other Income (Expense):
Interest expense	(642)	(364)	—	118	3h	(888)
Investment income (loss), net	113	—	—	—		113
Equity in net income (losses) of investees, net	32	—	14	1	3c	47
Other income (expense), net	(15)	15	(14)	—		(14)
	(512)	(349)	—	119		(742)
Income before income taxes	3,056	743	—	(65)		3,734
Income tax expense	(1,118)	(264)	—	25	3i	(1,357)
Net income	1,938	479	—	(40)		2,377
Net (income) loss attributable to noncontrolling interests and redeemable subsidiary preferred stock	(67)	—	—	(1)	3c	(68)
Net income attributable to Comcast Corporation	$1,871	$479	$—	$(41)		$2,309
Earnings per share attributable to Comcast Corporation shareholders:
Basic	$0.72	$1.71				$0.69	3o
Diluted	$0.71	$1.70				$0.68	3o
Weighted average shares outstanding:
Basic	2,603	278				3,356	3o
Diluted	2,645	282				3,410	3o

See accompanying notes to unaudited pro forma financial information.

Unaudited Pro Forma Condensed Combined Statement of Income
Giving Effect to the TWC Merger
For the Year Ended December 31, 2013

(in millions, except per share data)	Comcast Corporation	Time Warner Cable Inc.	Reclassifications 3a	TWC Merger-Related Pro Forma Adjustments	Notes	Pro Forma for TWC Merger Excluding Charter Divestiture Transactions
Revenue	$64,657	$22,120	$—	$(448)	3b	$86,329
Costs and Expenses:
Programming and production	19,670	4,950	—	(396)	3b	24,224
Other operating and administrative	18,584	4,876	2,385	81	3l, 3m	25,926
Advertising, marketing and promotion	4,969	2,048	—	(52)	3b	6,965
Technical operations	—	1,500	(1,500)	—		—
Customer care	—	766	(766)	—		—
Depreciation	6,254	3,155	(270)	—	3d	9,139
Amortization	1,617	126	270	949	3e	2,962
Merger-related and restructuring costs	—	119	(119)	—		—
	51,094	17,540	—	582		69,216
Operating income	13,563	4,580	—	(1,030)		17,113
Other Income (Expense):
Interest expense	(2,574)	(1,552)	(3)	474	3h	(3,655)
Investment income (loss), net	576	—	3	—		579
Equity in net income (losses) of investees, net	(86)	—	19	1	3c	(66)
Other income (expense), net	(364)	11	(19)	—		(372)
	(2,448)	(1,541)	—	475		(3,514)
Income before income taxes	11,115	3,039	—	(555)		13,599
Income tax expense	(3,980)	(1,085)	—	216	3i	(4,849)
Net income	7,135	1,954	`—	(339)		8,750
Net (income) loss attributable to noncontrolling interests and redeemable subsidiary preferred stock	(319)	—	—	(1)	3c	(320)
Net income attributable to Comcast Corporation	$6,816	$1,954	$—	$(340)		$8,430
Earnings per share attributable to Comcast Corporation shareholders:
Basic	$2.60	$6.76				$2.50	3o
Diluted	$2.56	$6.70				$2.46	3o
Weighted average shares outstanding:
Basic	2,625	288				3,378	3o
Diluted	2,665	292				3,430	3o

See accompanying notes to unaudited pro forma financial information.

Notes to Unaudited Pro Forma Financial Information
Giving Effect to the TWC Merger

Note 1. Basis of Presentation

The accompanying unaudited pro forma financial information is intended to reflect the impact of the TWC merger on Comcast’s consolidated financial statements and presents the pro forma consolidated financial position and results of operations of Comcast based on the historical financial statements and accounting records of Comcast and TWC after giving effect to the TWC merger, excluding the Charter divestiture transactions, and the TWC merger-related pro forma adjustments as described in these notes. A separate set of unaudited pro forma financial information, including the effects of the Charter divestiture transactions, follows on pages [ — ] to [ — ].

Merger-related pro forma adjustments are included only to the extent they are (i) directly attributable to the TWC merger, (ii) factually supportable and (iii) with respect to the statements of income, expected to have a continuing impact on the combined results. The accompanying unaudited pro forma financial information is presented for illustrative purposes only.

The TWC merger will be accounted for using the acquisition method of accounting with Comcast considered the acquirer. The unaudited pro forma financial information reflects the preliminary assessment of fair values and useful lives assigned to the assets acquired and liabilities assumed. Fair value estimates were determined based on preliminary discussions between Comcast and TWC, due diligence efforts and information available in public filings. The detailed valuation studies necessary to arrive at the required estimates of the fair values for the TWC assets acquired and liabilities assumed have not commenced. Significant assets and liabilities that are subject to preparation of valuation studies to determine appropriate fair value adjustments include property and equipment, identifiable intangible assets, including franchise rights, and debt obligations. Changes to the fair values of these assets and liabilities will also result in changes to goodwill and deferred tax liabilities.

The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the TWC merger as if it had occurred on March 31, 2014, and the Unaudited Pro Forma Condensed Combined Statements of Income for the three months ended March 31, 2014 and the year ended December 31, 2013 give effect to the TWC merger as if it had occurred on January 1, 2013, the beginning of the earliest period presented.

Other TWC Merger-Related Adjustments

The unaudited pro forma financial information reflects certain reclassifications of TWC balance sheet and statements of income categories to conform to Comcast’s presentation.

The unaudited pro forma financial information reflects certain adjustments to eliminate transactions between Comcast and TWC.

The unaudited pro forma financial information does not reflect any adjustments to conform TWC’s accounting policies to those adopted by Comcast, as no such adjustments have been identified that would have a material effect on the unaudited pro forma financial information.

Further review may identify additional reclassifications, intercompany transactions or differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma financial information of the combined company. At this time, Comcast and TWC are not aware of any reclassifications, intercompany transactions or accounting policy differences that would have a material impact on the unaudited pro forma financial information that are not reflected in the TWC merger-related pro forma adjustments.

Items Not Adjusted in the Unaudited Pro Forma Financial Information

The unaudited pro forma financial information does not include any adjustment for liabilities or related costs that may result from integration activities, since management has not completed the process of making these assessments. Significant liabilities and related costs may ultimately be recorded for employee severance or relocation, costs of vacating some facilities and costs associated with other exit and integration activities.

Comcast performed an analysis of the cost structure of the Comcast and TWC ~~anticipate~~businesses on a stand alone basis as compared to an estimate of the cost structure of the combined businesses and as a result, Comcast anticipates that the TWC merger will result in significant annual operating synergies that leverage Comcast’s and TWC’s combined platform to create economies of scale that would be unachievable without completing the transaction. In addition, the TWC merger will result in annual compensation expense savings from the elimination of overlapping positions and support functions. Comcast currently expects that approximately $1.5 billion of annual cost savings and synergies will be realized within three years from completion of the merger transaction, net of implementation costs. No assurance can be made that Comcast will be able to achieve these synergies and no such synergies have been reflected in the unaudited pro forma financial information.

For further information on the cost savings and synergies expected from the TWC merger, refer to “Comcast’s Reasons for the Merger; Recommendation of the Comcast Board of Directors—Increase Operating Efficiency” beginning on page [●] of this joint proxy statement/prospectus. The Unaudited Pro Forma Condensed Combined Statements of Income do not include any material nonrecurring charges that might arise as a result of the TWC merger, including supplemental management bonuses. The Unaudited Pro Forma Condensed Combined Balance Sheet only includes adjustments for transaction-related costs that are factually supportable.

Comcast and TWC each ~~have~~has investments in certain entities ~~which~~that are accounted for under the equity method of accounting. As a result of the TWC merger, these entities may be required to be consolidated for accounting purposes as a result of their governance structure at that time. The consolidation of these entities has not been reflected in the unaudited pro forma financial information because it is not expected to have a material effect on the unaudited pro forma financial information. The values of these and other TWC investments and TWC’s noncontrolling interests have not been adjusted to fair value in the unaudited pro forma financial information, as the valuation studies necessary to arrive at the required estimates of fair value have not commenced.

The TWC merger may result in changes in Comcast’s tax rate used to determine deferred income taxes due to changes in apportionment factors related to state income taxes. Any changes in Comcast’s deferred taxes as a result of the TWC merger will be reflected in income as of the closing date. The unaudited pro forma financial information does not include the impact of any such changes on Comcast’s existing deferred tax assets and liabilities, as the analysis is not complete.

The cable systems acquired in the TWC merger and subsequently sold in the Charter divestiture transactions have not been classified as held for sale or discontinued operations, as the financial information related to these cable systems is included as an adjustment in the unaudited pro forma financial information giving effect to the Charter divestiture transactions. In addition, no gain or loss has been assumed related to these transactions.

Note 2. TWC Merger Transaction

On February 12, 2014, Comcast and TWC entered into the TWC merger agreement, which provides for a merger in which TWC will become a 100% owned subsidiary of Comcast. If the TWC merger is completed, TWC stockholders will have the right to receive, in exchange for each share of TWC common stock owned immediately prior to the TWC merger, 2.875 shares of Comcast Class A common stock. Upon completion of the TWC merger, TWC stock options and other equity awards will generally convert into stock options and equity awards with respect to Comcast Class A common stock, after giving effect to the exchange ratio. The exchange ratio is fixed and will not be adjusted for changes in the market value of shares of Comcast Class A common stock or TWC common stock. Because the exchange ratio was fixed at the time the TWC merger agreement was executed and the market value of Comcast Class A common stock and TWC common stock will continue to fluctuate, TWC stockholders cannot be assured of the value of the shares of Comcast Class A common stock they will receive relative to the value of their shares of TWC common stock and will likely result in a per-share equity component different from the $50.90 closing price of Comcast Class A common stock on May 19, 2014 that is assumed for purposes of this unaudited pro forma financial information, and that difference may be material.

Merger Purchase Price

The Unaudited Pro Forma Condensed Combined Balance Sheet has been adjusted to reflect the estimated fair values of the identifiable assets acquired and liabilities assumed in the TWC merger and the excess of the consideration over these fair values is recorded to goodwill. The fair value of the TWC merger consideration, or the purchase price, in the unaudited pro forma financial information is estimated to be approximately $41.4 billion. This amount was derived based on the 278.8 million outstanding shares of TWC common stock at May 19, 2014, the exchange ratio and a price per share of Comcast Class A common stock of $50.90, which represents the closing price on May 19, 2014. The actual number of shares of Comcast Class A common stock issued to TWC stockholders upon closing of the TWC merger will be based on the actual number of shares of TWC common stock outstanding when the TWC merger closes, and the valuation of those shares will be based on the trading price of Comcast Class A common stock at that time. TWC equity awards outstanding at the time of the closing of the TWC merger will be assumed by Comcast. TWC equity awards held by current employees will be converted into equity awards with respect to Comcast Class A common stock, after giving effect to the exchange ratio. The terms of these awards, including vesting provisions, will generally be identical to those of the historical TWC equity awards. TWC equity awards held by non-employees, whether or not vested, will be canceled and the holders will be entitled to cash in an amount equal to the value of the equity awards as if they were converted on the basis described above. The fair value of vested equity awards held by employees and all equity awards held by non-employees, whether or not vested, will be considered part of the purchase price. Accordingly, the purchase price includes estimated fair values for employee and non-employee TWC equity awards of $431 million and $179 million, respectively.

The table below presents the preliminary purchase price as if the TWC merger had closed on March 31, 2014, along with a preliminary allocation of purchase price to the assets acquired and liabilities assumed in the TWC merger:

Preliminary Purchase Price

(in millions, except per share data)
Outstanding shares of TWC common stock as of May 19, 2014	278.8
Share exchange ratio	2.875
Shares of Comcast Class A common stock to be issued	802
Price per share as of May 19, 2014	$50.90
Fair value of Comcast Class A common stock to be issued	$40,798
Fair value of Comcast equity awards issued in exchange for vested TWC equity awards	431
Cash paid for TWC non-employee equity awards	179
$41,408

Preliminary Allocation of Purchase Price

(in millions)		Notes
Cash and cash equivalents	$1,557	3n
Receivables and other current assets	1,468	3n
Property and equipment	14,381	3d
Franchise rights	40,700	3e
Goodwill	26,472	3f
Other identifiable intangible assets	9,318	3e
Other noncurrent assets	1,109	3n
Long-term debt, including current portion	(30,453)	3h
Deferred income tax liabilities	(19,121)	3i
Other liabilities assumed	(4,023)	3n
	$41,408

Upon completion of the fair value assessment following the TWC merger, Comcast anticipates the finalized fair values of the net assets acquired will differ from the preliminary assessment outlined above. Generally, changes to the initial estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

Note 3. Reclassifications and TWC Merger-Related Pro Forma Adjustments

The unaudited pro forma financial information reflects the following adjustments related to the TWC merger:

(a)
Conforming reclassifications. Certain reclassifications have been made to amounts in the TWC balance sheet and statements of income to conform to Comcast’s presentation, including reclassifying TWC’s deferred income tax assets to other current assets, software and related amortization from property and equipment, net and depreciation to other intangible assets, net and amortization, respectively, accrued programming expense to accounts payable and accrued expenses related to trade creditors, subscriber-related liabilities from deferred revenue to accrued expenses and other current liabilities, equity in net income of investees from other income (expense), net to equity in net income (losses) of investees, net and presenting TWC’s technical operations, customer care and merger-related and restructuring costs within the other operating and administrative costs and expenses caption.

(b)
Eliminations. Adjustments to eliminate balances and activity between Comcast and TWC for purposes of the combined pro forma presentation. Transactions relate principally to programming and advertising between Comcast and TWC. The adjustments eliminate the following items as intercompany balances:

(in millions)	As of March 31, 2014
Balance Sheet
Receivables, net	$(78)
Accounts payable and accrued expenses related to trade creditors	(78)

(in millions)	Three Months Ended March 31, 2014	Year Ended December 31, 2013
Statements of Income
Revenue	$(131)	$(448)
Costs and Expenses:
Programming and production	(122)	(396)
Advertising, marketing and promotion	(9)	(52)

(c)
Investments and redeemable noncontrolling interests. Adjustment to eliminate a TWC investment accounted for under the equity method with the redeemable noncontrolling interest balance recorded at Comcast. The entity is a consolidated subsidiary of Comcast and, therefore, Comcast accounts for the TWC interest as a redeemable noncontrolling interest.

(d)
Property and equipment. ~~TWC’s property and equipment is reflected at book~~For purposes of these unaudited pro forma financial statements, Comcast believes, to the best of its knowledge, that the current TWC book values represent the best estimate of fair value. No adjustment has been made because it is preliminarily assumed that the recorded book value in the TWC balance sheet approximates the fair value. This assumption is based on an analysis performed by TWC in connection with the realignment of its reportable segments during the first quarter of 2014 and previous impairment analyses, which assumed that TWC’s accounting for depreciation of property and equipment has approximated decreases in fair value since such assets were purchased. As such, there is no adjustment to depreciation expense resulting from a pro forma fair value adjustment. Any differences between the fair value and the book value would generally be attributable to cable distribution equipment and cable plant rather than customer premise equipment, such as set-top boxes and modems. If, upon the completion of the valuation, the fair value of property and equipment is determined to be 10% greater than the book value and that increase was attributable to cable distribution equipment and cable plant, depreciation expense would increase by approximately $170 million.

(e)
Intangible assets. Adjustments to reflect the fair values of TWC’s identifiable intangible assets. The primary assets include cable franchise rights and customer relationships. The fair values were determined in connection with analysis performed by TWC in connection with the realignment of its reportable segments during the first quarter of 2014 and were based on an income approach model. Discounted cash flows associated with the cable franchise rights and customer relationships were estimated using TWC’s long range projections.

No adjustment has been made to software or the related amortization expense because it is preliminarily assumed that the recorded book value in the TWC balance sheet approximates the fair value. The following table presents information about the identifiable intangible assets:

(in millions)				Three Months Ended March 31, 2014	Year Ended December 31, 2013
Intangible Asset	Fair Value	Adjustment	Useful Life	Incremental Amortization
Cable franchise rights	$40,700	$14,688	Indefinite
Customer relationships and other	8,622	8,022	8 years	$236	$949
Software	696	—	3-5 years	—	—

The cable franchise rights valuation applies a terminal growth rate and discount rate commensurate with the riskiness of the cash flows. The significant increase in the fair value of the franchise rights over TWC’s carrying value primarily reflects the increase in the overall value in TWC since impairment charges were recorded on such assets in 2008. Cable franchise rights will not be amortized but rather are assessed for impairment at least annually or more frequently whenever events or circumstances indicate that the rights might be impaired. Based on a comparison of recent valuation studies for cable companies, the percentage of business enterprise value allocated to cable franchise rights can be as high as 75%. While the preliminary valuation of the cable franchise rights represents only 57% of the acquired business enterprise value, any change in the value of the cable franchise rights is expected to be allocated to goodwill, which is another indefinite-lived asset that is also reviewed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired.

The customer relationships valuation includes an estimate of how long the customer will remain a customer following the TWC merger date (i.e., expected churn). Comcast’s analysis of expected churn considered historical churn for both Comcast and TWC, which Comcast also believes to be relatively consistent with the broader cable industry. The amortization adjustment for the customer relationships asset is based on the expected net cash flows from the acquired TWC customers and a preliminary assumption of amortization on a straight-line basis over an 8 year period. This assumption is subject to further analysis and may change to an accelerated recognition methodology. If an accelerated recognition methodology were used, it would not be expected to have a material effect on the unaudited pro forma financial information.

(f)
Goodwill. Adjustment to record goodwill resulting from the TWC merger. Goodwill represents the residual of the purchase price over the fair value of the identified assets acquired and liabilities assumed. Goodwill is not amortized but rather is assessed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired.

(g)
Transaction-related costs. Adjustment to record liabilities of $75 million, net of related tax benefits, for advisory fees related to the TWC merger with a corresponding adjustment to Comcast Corporation shareholders’ equity. Amount does not include estimates for fees that are not readily determinable or factually supportable. There was also an adjustment to eliminate nonrecurring transaction-related costs of $74 million recorded in the Unaudited Pro Forma Condensed Combined Statement of Income for the three months ended March 31, 2014.

(h)
Long-term debt. Adjustments to record long-term debt at fair value using quoted market values as of May 19, 2014. TWC deferred debt issuance costs were also eliminated. The TWC merger-related pro forma adjustments are a result of the quoted market values of the TWC debt portfolio being higher than the face amount of the related debt. The quoted market value of a debt instrument is higher than the face amount of the debt when the market interest rates are lower than the stated interest rate of the debt. In acquisition accounting, this results in an increase in debt and a reduction in interest expense to reflect the lower market interest rate. The difference between the fair value and the face amount of each borrowing is amortized as interest expense over the remaining term of each borrowing based on its maturity date. For the total debt portfolio, the adjustment is a reduction in interest expense of $115 million and $461 million for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, resulting in interest expense that effectively reflects current market interest rates rather than the stated interest rate. Interest expense is further adjusted to reflect the elimination of amortization related to TWC’s previously deferred debt issuance costs of $3 million and $13 million for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively.

(i)
Income taxes. Adjustment to record the deferred tax impact of acquisition accounting adjustments primarily related to intangible assets, including franchise rights, and long-term debt. The incremental deferred tax liabilities were calculated based on the tax effect of the approximately $18.0 billion step-up in book basis of the net assets of TWC, excluding the amount attributable to goodwill, using an estimated statutory tax rate of 39%. The income tax expense impact of the pro forma adjustments was determined by applying an estimated statutory tax rate of 39% to the pre-tax amount of the TWC merger-related pro forma adjustments.

(j)
Comcast Class A common stock issuance. An estimated 802 million shares of Comcast Class A common stock will be issued to TWC’s shareholders, based on 278.8 million TWC shares of common stock outstanding as of May 19, 2014, at a per share price of $50.90, which was the closing price on May 19, 2014, for a total value of $40.8 billion. Additionally, the purchase price includes vested Comcast equity awards with an estimated fair value of $431 million that will be issued in respect of vested equity awards held by employees of TWC. The purchase price excludes Comcast equity awards with an estimated fair value of $800 million that will be issued in respect of unvested equity awards held by employees of TWC.

(k)	TWC stockholders’ equity. Adjustment to eliminate all TWC stockholders’ equity, including common stock, additional paid-in capital, accumulated other comprehensive loss, net, and retained earnings.

(l)
Pension amortization. Adjustment to remove the amortization of net actuarial gains and losses and prior service credits for TWC’s pension plans of $1 million of gains and $75 million of losses for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. Net actuarial gains and losses and prior service credits are included in the accumulated other comprehensive income component of equity. Because TWC’s equity, including accumulated other comprehensive loss, net, is eliminated in the opening balance sheet, the results for the period following the TWC merger will not include any impact from the amortization of these deferred net actuarial gains and losses and prior service credits.

(m)
Share-based compensation. Adjustment to record incremental compensation expense related to converted unvested TWC equity awards of $21 million and $156 million for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. Compensation expense, following the closing of the TWC merger, will reflect the fair value of the awards as of the closing date. At closing, TWC employee vested equity awards will be converted into equity awards with respect to Comcast Class A common stock, after giving effect to the exchange ratio. Accrued expenses and other current liabilities includes an adjustment of $179 million for TWC non-employee equity awards. A corresponding tax benefit of $70 million is also included in accrued expenses and other current liabilities, with the offset in equity. These non-employee awards, whether or not vested, will be canceled and the holders will be entitled to cash in an amount equal to the value of the equity awards as if they were converted on the basis described above.

(n)
Fair value of cash, receivables and other assets and liabilities. Fair value is assumed to equal TWC’s historical carrying value due to either the liquid nature or short duration of the asset or liability, or based upon overall immateriality to the purchase price allocation.

(o)	Earnings per share. The pro forma combined basic and diluted earnings per share for the three months ended March 31, 2014 and the year ended December 31, 2013 are calculated as follows:

(in millions, except per share data)	Three Months Ended March 31, 2014	Year Ended December 31, 2013
Pro forma net income	$2,309	$8,430
Basic weighted average Comcast shares outstanding	2,603	2,625
TWC shares converted to Comcast shares(a)	802	802
Comcast incremental share repurchase—Note 3p	(49)	(49)
Pro forma basic weighted average shares outstanding	3,356	3,378
Dilutive effect of securities:
Comcast equity awards	42	40
TWC equity awards converted to Comcast equity awards(a)	12	12
Pro forma diluted weighted average shares outstanding	3,410	3,430
Pro forma basic earnings per share	$0.69	$2.50
Pro forma diluted earnings per share	$0.68	$2.46

(a)
Represents the estimated number of shares of Comcast Class A common stock to be issued to TWC shareholders based on the number of shares of TWC common stock outstanding as of May 19, 2014 and after giving effect to the exchange ratio as determined in the TWC merger agreement. TWC basic shares outstanding and the estimated dilutive effect of TWC stock awards for both the three months ended March 31, 2014 and for the year ended December 31, 2013 were 279 million and 4 million, respectively.

(p)
Share repurchase. Adjustment to reflect the impact of an incremental $2.5 billion share repurchase by Comcast. In addition to its existing plan to repurchase $3 billion of shares during 2014, following Comcast’s shareholder approval of the issuance of Comcast Class A common stock for the TWC merger and TWC’s stockholder approval of the TWC merger, Comcast intends to repurchase an additional $2.5 billion of shares during 2014, subject to market conditions. For purposes of this unaudited pro forma information, based upon a per share price of $50.90 of Comcast Class A common stock on May 19, 2014, the share repurchase would equate to 49 million shares.

THE DIVESTITURE TRANSACTIONS

On April 25, 2014, Comcast entered into the transactions agreement with Charter, which contemplates three transactions: (1) a contribution, spin-off and merger transaction, (2) an asset exchange and (3) a sale of assets, all of which are subject to a number of conditions. Subject to the satisfaction or waiver of those conditions, the divestiture transactions are expected to occur substantially contemporaneously with each other and will be consummated as promptly as practicable following completion of the TWC merger. Due to the timing associated with the debt-for-debt exchange described below, however, the earliest date on which the divestiture transactions could be completed is four weeks following completion of the TWC merger, although they could take significantly longer or may not occur at all. The completion of the divestiture transactions will result in the combined company divesting a net total of approximately 3.9 million subscribers.

The transactions agreement has been approved by the boards of directors of both Comcast and Charter, and the TWC board of directors consented to the entry by Comcast into the transactions agreement, subject to the terms and conditions set forth in the TWC consent, which include certain understandings of Comcast and TWC with respect to the receipt of required regulatory approvals under the merger agreement.

Neither Comcast shareholders nor TWC stockholders are entitled to vote on the divestiture transactions, and no vote with respect thereto is being solicited by Comcast or TWC. Instead, Comcast shareholders and TWC stockholders are being asked to vote on a merger transaction that contemplates a divestiture of subscribers, which may or may not ultimately take the form of the divestiture transactions as described in this joint proxy statement/prospectus. The merger of Comcast and TWC is not conditioned upon completion of the divestiture transactions. The TWC merger and the divestiture transactions are subject to separate conditions, and the TWC merger may be completed whether or not the divestiture transactions are ultimately consummated.

Contribution and Spin-Off

The transactions agreement provides that Comcast will form a new entity, which is referred to in this joint proxy statement/prospectus as SpinCo, which will hold and operate systems currently owned by Comcast serving approximately 2.5 million existing Comcast subscribers (which systems are referred to in this joint proxy statement/prospectus as the SpinCo systems), the relevant subscribers and any other assets, investments and businesses primarily related to the SpinCo systems and will also assume liabilities primarily related to the SpinCo systems and other assets transferred by Comcast to SpinCo.

Comcast, Charter and SpinCo will use reasonable best efforts to cause SpinCo to incur new indebtedness in an aggregate amount equal to 5.0 times the 2014 EBITDA of the SpinCo systems (as such term is defined by SpinCo’s financing sources for purposes of the financing). This indebtedness will consist of bank debt used to fund a cash distribution to Comcast~~. Such distribution may be in the form of a cash distribution, with the remainder in new SpinCo notes which are expected to then be exchanged for outstanding notes in a~~ and SpinCo notes newly issued to Comcast, which will enable Comcast to complete the debt-for-debt exchange described below, which is referred to in this joint proxy statement/prospectus as the debt-for-debt exchange.

In connection with the debt-for-debt exchange, one or more financial institutions are expected to conduct a third-party tender offer for certain of Comcast’s existing publicly traded debt securities. Following the closing of the third-party tender offer, the financial institutions will hold the tendered debt securities for a minimum period of time before entering into an agreement with Comcast to exchange the tendered debt securities for the new SpinCo notes held by Comcast. The notional amount and terms of the new SpinCo notes issued by SpinCo to Comcast and subsequently transferred to the financial institutions will be determined following the outcome of the tender offer and will reflect the credit characteristics of SpinCo. Comcast anticipates that following the debt-for-debt exchange, the financial institutions will resell the SpinCo notes they receive in a Rule 144A private placement to qualified institutional buyers. As described below, completion of the debt-for-debt exchange is a condition to the divestiture transactions.

~~Certain financial institutions are expected to conduct a tender offer for existing notes and to offer the new SpinCo notes.~~ If the amount of ~~notes~~debt securities ultimately tendered is less than the amount that, following exchange for new SpinCo notes, would result in SpinCo leverage of at least 2.5 times 2014 EBITDA of the SpinCo Systems, the divestiture transactions will be terminated. If as a result of the debt-for-debt exchange, the SpinCo leverage is ~~more~~equal to or greater than 2.5 times but less than 5.0 times 2014 EBITDA of the SpinCo systems, Charter will increase the SpinCo merger consideration referred to below in accordance with the formula described below.

On the fifth day following the settlement of the debt tender, SpinCo notes to be issued to Comcast may be priced in the market on a best-efforts basis, in a principal amount (less original issue discount, if any) equal to the value of tendered notes, and Comcast may seek to have the banks exchange the SpinCo notes held by Comcast for the tendered notes.

Following the distribution and debt-for-debt exchange, Comcast will distribute all of the outstanding SpinCo shares to Comcast shareholders (including former TWC stockholders), which distribution is referred to in this joint proxy statement/prospectus as the spin-off. In connection with the spin-off, SpinCo will file a registration statement on Form S-1 to register, under the Securities Act, the shares of its common stock that will be distributed pro rata to Comcast shareholders (including former TWC stockholders). At Comcast’s election, in lieu of the spin-off, the separation will be accomplished through an exchange offer by Comcast to exchange stock of SpinCo for outstanding shares of Comcast common stock, which exchange offer is referred to in this joint proxy statement/prospectus as the split-off.

Following the distribution of all of the SpinCo shares to Comcast shareholders, CCH I, LLC, a wholly owned subsidiary of Charter, which is referred to in this joint proxy statement/prospectus as New Charter, will convert into a corporation. A newly formed, wholly owned subsidiary of New Charter will merge with and into Charter with the effect that all shares of Charter will be converted into shares of New Charter, and New Charter will survive as the publicly-traded parent company of Charter. Another newly formed, wholly owned subsidiary of New Charter will merge with and into SpinCo, with SpinCo surviving, which is referred to in this joint proxy statement/prospectus as the SpinCo merger. In the SpinCo merger, (i) New Charter or a subsidiary of New Charter will acquire an amount of SpinCo shares (estimated to be approximately 33% of the SpinCo shares) that will result in historic Comcast shareholders (not including former TWC stockholders for purposes of this calculation) holding at least 50.75% of the outstanding SpinCo shares, and (ii) in exchange for such SpinCo shares, the SpinCo stockholders will receive New Charter shares in aggregate value equal to such percentage ownership multiplied by the excess of (A) 7.125 times the Carveout 2014 EBITDA (as defined in the transactions agreement) of the SpinCo systems over (B) the amount of SpinCo indebtedness as of closing, plus certain other adjustments. The New Charter shares will be valued based on the 60-calendar-day volume-weighted average price of Charter shares ending on the last trading day prior to closing. After the spin-off or split-off, Comcast will not have any ownership interest in SpinCo or New Charter. There will be a post-closing adjustment between Comcast and SpinCo to true up to actual Carveout 2014 EBITDA, and SpinCo will maintain a normalized level of working capital through the closing. Each of Comcast and New Charter will also be subject to certain purchase restrictions with respect to SpinCo shares for a period after the completion of the SpinCo merger. New Charter will be subject to certain purchase restrictions until the fourth anniversary of the closing of the SpinCo merger, and Comcast will be subject to certain purchase restrictions until the eighth anniversary of the closing of the SpinCo merger.

In connection with the SpinCo merger, it is expected that New Charter and Charter will file a registration statement on Form S-4 (to register the issuance of New Charter shares in exchange for existing Charter shares and the issuance of New Charter shares in exchange for SpinCo shares). The New Charter registration statement is expected to include proxy statement information that will be deemed filed pursuant to New Charter’s obligation under Regulation 14A in connection with New Charter’s special meeting of its stockholders to approve the requisite proposals for the divestiture transactions, including the SpinCo merger. In addition to registering the issuance of common stock of New Charter to New Charter’s existing stockholders, the New Charter Registration Statement is expected to register the issuance of New Charter shares in connection with the SpinCo merger.

At closing, SpinCo will have a board of 9 directors, separated into 3 classes, selected as follows: (i) 3 independent directors selected by Comcast and reasonably acceptable to Charter, each of whom shall be in a separate class, (ii) 3 independent directors selected by Comcast from a list of potential nominees provided by Charter, each of whom shall be in a separate class and (iii) 3 directors designated by Charter, who are currently expected to be officers and/or directors of Charter, each of whom shall be in a separate class. At each SpinCo annual stockholders’ meeting held thereafter, one class of directors will be up for election each year and directors will be chosen by a plurality vote of the stockholders voting in the election for a term of three years to succeed those whose terms expire.

In addition, SpinCo will have an executive management team that will report to the SpinCo board, and the members of the executive management team will have the authority and responsibility that is typically associated with the positions of individuals performing similar roles at public companies in a business similar to the business of SpinCo. The SpinCo executive management team will consist of individuals that are independent from Charter. On May 15, 2014, Comcast and Charter announced that former Insight Communications, Inc. co-founder and Chief Executive Officer Michael S. Willner has agreed to serve as President and Chief Executive Officer of SpinCo, and in such role will oversee the operations of SpinCo. On June 16, 2014, Comcast and Charter announced that the current Senior Vice President and Treasurer of TWC, Matthew Siegel, has agreed to serve as Chief Financial Officer of SpinCo.

In addition, the transactions agreement contemplates that, immediately following the SpinCo merger, SpinCo and Charter will enter into a services agreement, which is referred to in this joint proxy statement/prospectus as the services agreement, pursuant to which Charter will provide certain services to SpinCo, including but not limited to corporate, network operations, engineering ~~&~~and IT, voice operations, field operations and customer services, in exchange for cost reimbursement and a fee of 4.25% of SpinCo’s revenues. The services agreement will have an initial term of three years, automatically renewable for one-year terms unless either party gives notice of non-renewal at least one year prior to the end of the initial, or any renewal, term. The services agreement will also be terminable by either party for customary cause events. The services provided by Charter pursuant to the services agreement will be subject to the authority and supervision of the SpinCo board and the SpinCo executive management team.

If the divestiture transactions are completed, Comcast shareholders (including any legacy TWC stockholders who received shares of Comcast Class A common stock in the merger and continue to hold such shares through the record date for the divestiture transactions) will receive SpinCo shares and New Charter shares.

Asset Exchange

At the closing of the divestiture transactions, Comcast and Charter will exchange certain systems serving approximately 1.5 million legacy TWC subscribers for cable systems serving approximately 1.7 million Charter subscribers, together with the relevant subscribers and all the other assets and liabilities primarily related to such systems in a tax-efficient like-kind exchange, which is referred to in this joint proxy statement/prospectus as the exchange. ~~In exchange for its systems, Charter will receive certain systems currently owned by TWC.~~  To the extent that the Carveout 2014 EBITDA of the exchanged systems of each company differs, a cash equalization payment will be made. In addition, there will be a post-closing adjustment between Comcast and Charter to true up to actual Carveout 2014 EBITDA (at a valuation of 7.125 times such Carveout 2014 EBITDA) and any variance of working capital of the exchanged systems from a normalized level of working capital.

Asset Sale

At the closing of the divestiture transactions, Comcast will sell to Charter systems currently owned by TWC and not included in the exchange, serving approximately 1.5 million subscribers, together with the relevant subscribers and all the other assets and liabilities primarily related to such systems for cash consideration equal to 7.125 times Carveout 2014 EBITDA of such systems, which transaction is referred to in this joint proxy statement/prospectus as the sale. The consideration for the sale will be financed with new indebtedness of Charter. If, within 30 days following the receipt of carveout financial statements for the systems included in the sale, Charter believes it will be unable to obtain financing for the sale, it may terminate the divestiture transactions. If within such period, Charter has not delivered financing commitments with respect to such financing, either party may terminate the divestiture transactions. Charter will pay to Comcast the tax benefit of the step up it receives in the tax basis of the assets sold by Comcast to Charter in the sale. Such tax benefit will be paid as realized by Charter over an ~~eight year~~eight-year period, and an additional payment will be made at the end of such ~~eight year~~eight-year period in ~~the~~an amount ~~of~~equal to any remaining tax benefit (on a present value basis).

Although the formula to determine the value of each of (i) the New Charter shares to be issued in the SpinCo merger, (ii) the systems to be included in the exchange and (iii) the assets to be included in the sale has been agreed and will be valued at 7.125 times Carveout 2014 EBITDA, the actual valuation will be based on EBITDA at various points in time depending on when the divestiture transactions are completed, and therefore cannot be determined at this time.

Consummation of the divestiture transactions is subject to a number of closing conditions, including, among others~~, (1)~~:

•	completion of the merger between Comcast and TWC~~, (2) Charter obtaining the necessary financing, (3)~~;
•
receipt of ~~certain~~a number of regulatory approvals ~~for the divestiture transactions~~, including approval of the FCC, approval of 100% of required public utility commissions and approval of certain franchise authorities, in most cases without the imposition of a burdensome condition, as defined in the transactions agreement~~, (4)~~;

•	Charter obtaining the necessary financing to complete the purchase of assets from Comcast;
•	completion of the debt-for-debt exchange;
•	approval by Charter’s stockholders~~, (5)~~;
•	the absence of an injunction or legal impediment;
•	accuracy of representations and warranties and performance of covenants, subject to applicable materiality thresholds;
•	receipt of certain opinions of tax counsel covering the tax-free nature of certain of the divestiture transactions;
•
with respect to Charter’s obligations, absence of a material adverse change with respect to the assets and liabilities to be transferred to SpinCo, the assets and liabilities to be transferred by Comcast in the exchange and the assets and liabilities to be transferred by Comcast in the sale, taken as a whole~~, (6)~~;

•	with respect to Charter’s obligations, absence of the assertion by Charter’s financing sources for the sale of a material adverse effect with respect to Charter ~~and (7)~~;
•
with respect to Comcast’s obligations, absence of a material adverse change with respect to the assets and liabilities transferred by Charter in the exchange and absence of a material adverse effect with respect to Charter~~.~~;

•	listing of the SpinCo shares on an exchange; and
•	effectiveness of a registration statement for New Charter shares to be issued in the SpinCo merger and approval of listing on the NASDAQ.

The TWC merger ~~between Comcast and TWC~~ is not conditioned upon completion of the divestiture transactions. The TWC merger and the divestiture transactions are subject to separate conditions, and the TWC merger may be completed whether or not the divestiture transactions are ultimately consummated.

The agreements for each of the divestiture transactions are terminable: (1) upon termination of the TWC merger ~~between Comcast and TWC~~, (2) by either of Comcast or Charter upon material breach of the other party, subject to cure provisions, (3) upon any final and non-appealable injunction or legal impediment prohibiting the divestiture transactions, (4) within the time limits described above, in the event Charter is unable to obtain financing for the sale, (5) in the event the Charter shareholder approval is not obtained, (6) solely by Comcast, in the event the Charter board of directors makes an adverse change to its recommendation, and (7) if the divestiture transactions have not been consummated within certain time ~~frames~~periods from the completion of the TWC merger ~~between Comcast and TWC~~.

Although the transactions agreement contains all the material terms necessary to the completion of the divestiture transactions and is binding on the parties, Comcast and Charter have agreed to use their reasonable best efforts to negotiate and enter into more detailed agreements with respect to the divestiture transactions as promptly as reasonably practicable and in any event within 120 days after the date of the transactions agreement.

The following diagrams graphically illustrate, in simplified form, the steps to consummate the TWC merger and the divestiture transactions. The diagram immediately below shows the existing corporate structure of Comcast, TWC and Charter.

The diagram immediately below shows the corporate structure of Comcast, TWC and Charter following the TWC merger but before the divestiture transactions. Pursuant to the TWC merger, Merger Sub will be merged with and into TWC, with TWC continuing as the surviving corporation. Upon completion of the TWC merger, former TWC stockholders will receive shares of Comcast and will no longer own TWC stock, and TWC will be a wholly owned subsidiary of Comcast.

If the applicable conditions to the divestiture transactions are satisfied or waived, the diagram immediately below shows the corporate structure of Comcast, TWC and Charter following the TWC merger and the spin-off but before the SpinCo merger and the other divestiture transactions, each of which will take place immediately following the spin-off. Accordingly, if the spin-off occurs, it will be immediately followed by the SpinCo merger and the other divestiture transactions, with the result that the corporate structure shown in the final diagram below will apply.

In connection with the spin-off, Comcast will contribute the SpinCo systems to SpinCo, and will distribute all of the outstanding SpinCo shares to Comcast shareholders (including former TWC stockholders who received Comcast shares in the merger and continue to hold Comcast shares through the record date for the spin-off). In addition, as part of the Charter reorganization, New Charter will convert into a corporation, all shares of Charter will be converted into shares of New Charter, and New Charter will survive as the publicly-traded parent company of Charter.

The diagram immediately below shows the corporate structure of Comcast, TWC and Charter following the TWC merger and the divestiture transactions. In connection with the SpinCo merger, a newly formed, wholly owned subsidiary of New Charter, Charter Merger Sub, will merge with and into SpinCo, with SpinCo surviving the merger. As a result of the SpinCo merger, New Charter or a subsidiary of New Charter will receive shares of SpinCo common stock, and SpinCo’s stockholders will receive shares of New Charter common stock and will continue to hold shares of SpinCo common stock, which are currently estimated to represent 67% of SpinCo’s outstanding common stock in the aggregate. Following consummation of the exchange and the sale, Comcast will own the Charter exchange systems, and Charter will own the TWC exchange systems and the TWC sale systems.

The map below highlights the expected footprint of Comcast following the merger and assuming completion of the divestiture transactions based on the current footprint of each company and the terms of ~~each~~the transactions agreement. The systems included in the divestiture transactions were determined through negotiations between Comcast and Charter considering a number of factors, including the current and post-transactions geographic alignment of each company’s service areas to provide operating efficiencies and improve technology deployment, while providing a tax efficient transaction structure. Comcast believes these transactions will meaningfully improve its geographic alignment in key markets, including greater New York, greater Boston, Dallas/Ft. Worth, Northern California, Southern California, greater Atlanta, North Carolina and Tennessee.

Voting Agreement

On April 25, 2014, concurrently with the execution of the transactions agreement, Comcast entered into a voting agreement with Liberty Media Corporation, a Delaware corporation, which is referred to in this joint proxy statement/prospectus as Liberty. Liberty holds approximately 28,838,718 shares of Class A common stock, par value $.001 per share, of Charter as of May 9, 2014, which is referred to in this joint proxy statement/prospectus as the Charter common stock. Pursuant to the voting agreement, which is referred to in this joint proxy statement/prospectus as the Liberty voting agreement, Liberty agreed, among other things, to vote all of its shares of Charter common stock in favor of the New Charter stock issuance contemplated by the divestiture transactions and any other matters for which the approval of Charter’s stockholders is reasonably necessary to consummate the divestiture transactions, and against any actions that would reasonably be expected to prevent or delay the consummation of the divestiture transactions.

Liberty agreed, subject to certain exceptions, not to transfer its shares of Charter common stock during the term of the Liberty voting agreement. Liberty further agreed that, subject to certain exceptions, neither it nor certain related entities will knowingly acquire ownership of any SpinCo stock until the second anniversary of the SpinCo merger (this agreement will survive the termination of the Liberty voting agreement upon the consummation of the divestiture transactions).

The Liberty voting agreement will terminate upon the earliest of (i) immediately prior to the consummation of the divestiture transactions; (ii) the termination of the transactions agreement in accordance with its terms; (iii) the date on which the transactions agreement is modified, amended or supplemented, or any waiver is granted thereunder, which (A) is reasonably likely to have an adverse effect (other than a de minimis adverse effect) upon Liberty’s rights and benefits under the Liberty voting agreement or its existing stockholders agreement with Charter, (B) is reasonably likely to create any new or additional obligations upon Liberty, or (C) changes or modifies the formulas to be used in connection with the calculation of the New Charter shares to be issued to the shareholders of Comcast, if such changes or modifications are reasonably likely to result in a material increase in the number of New Charter shares to be issued to the shareholders of Comcast as compared to the number calculated to be issuable pursuant to the formulas included in the transactions agreement as of April 25, 2014; (iv) the valid termination of the merger agreement in accordance with its terms; (v) any meeting of stockholders of Charter at which a vote of Charter stockholders is taken on the stock issuance contemplated by the transactions agreement and the stock issuance is not approved by the requisite voting percentage; and (vi) the earlier of (A) 150 days after completion of the merger between Comcast and TWC and (B) August 12, 2015.